Exhibit 99.1

News Release
(For Immediate Dissemination)
Poly-Pacific Provides Corporate Update

EDMONTON, ALBERTA, December 17, 2007 (CCNMatthews via COMTEX News Network) -Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX VENTURE: PMB) (OTCBB: PLYPF) (BERLIN: A0LGDN) (FRANKFURT: POZ) is providing the following corporate update.

Poly-Pacific is continuing its assessment of the McAdoo’s Lane Landfill Site (“McAdoo”) located in Kingston, Ontario. Under the direction of Angus Ross, M.Sc., P.Eng, Poly-Pacific’s Director of Engineering and XCG Consulting Ltd., an engineering firm from Kingston, Ontario, the Company has been granted an extension to the term of the agreement between The Corporation of the City of Kingston (the “City”) and the Company to May 31, 2008. The Company requested an extension to the agreement, entitled “Agreement to Access and Grant Rights to Fibre Resource”, to allow for access to the site to continue with fibre resource assessment investigations through a drilling program. The proposed drilling program was described in the original project plan dated July 19, 2007 and is intended to supplement the information that has been obtained so far through the geophysical survey and test pit investigation at the project site. At the request of the City, the Company will complete the work when the ground surface is frozen, to minimize damage to the ground surface by the drill rig. The extension of the agreement will allow the Company sufficient time to complete the feasibility study and return to the site during the spring of 2008 to complete the agreed restoration.

Randy Hayward, President, commented, “It is important to understand that the McAdoo project is one of the first in the world to reclaim nylon from a municipal landfill. The Company is striving to complete the investigation in a timely fashion to prove out the quality and quantity of nylon believed to be buried within the site. We are very pleased with the level of cooperation the Company has received from the City of Kingston in allowing a complete investigation to take place. We are confident that with the strong worldwide demand for nylon, this project will be rewarding to our shareholders and to the citizens of Kingston.”

The Company further wishes to announce that due to unforeseen circumstances it was not able to complete the Joint Venture Agreement with Fando Holding (Canada) Ltd. (“Fando”), which was announced on August 6, 2007. Under this agreement, the Company, as a Joint Venture partner with Fando, had the financial obligation to clean and sell the nylon in Asia from the McKendry Landfill Site, located in Kingston, Ontario and split the profits accordingly. Efforts to have the nylon shipped and cleaned in North Korea proved to be very difficult due to governmental policy and lack of technical knowledge in that country. Fando has sold the McKendry Landfill Site to an Asian buyer for $600,000 USD, who will be shipping the nylon F.O.B. from Kingston to Asia. The Company was instrumental in negotiating this sale and will be receiving $150,000 USD from the total proceeds. In addition, as the result of the Company’s involvement with the new owner of Fando, the Company is currently negotiating a new fee based contract to assist the new owner in cleaning and selling this nylon in Asia.

The Company has also commenced a legal action against its former President, CEO and Chairman of the Board, Mr. Thomas Lam, alleging breach of his contractual, fiduciary, statutory and common law duties with the Company while holding these positions. The Company is claiming general, pecuniary, aggravated and punitive damages in the total amount of $5.8 million.

Poly-Pacific is an innovator in eco-friendly solutions to industrial waste by-products. The company is actively pursuing the reclamation of industrial polymer fibre throughout North American landfill sites.

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of US laws. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-Pacific by telephone at (604) 293-8885 or by fax at (250) 754-6092 or by visiting our website at www.poly-pacific.com.